John Fawcett

Executive Vice President &

Chief Financial Officer

July 17, 2017

Mr. Michael Volley

Staff Accountant, Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.W.

Washington, DC 20549

Re:	CIT Group Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 16, 2017
File No. 001-31369

Dear Mr. Volley:

This letter is submitted by CIT Group Inc. (the “Company”) in response to your comment letter dated July 6, 2017 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”).

For ease of reference, we have repeated the Staff’s comment below, followed by the response of the Company.

Form 10-K, filed March 16, 2017

Allowance for Loan Losses and Provision for Credit Losses, page 53

1.	We note you add principal loss discounts related to acquired loans to the allowance for loan losses to derive an allowance for loan losses to total finance receivables ratio for both your commercial and consumer portfolios. These ratios appear to represent an individually tailored recognition and measurement method which results in a misleading financial metric that violates Rule 100(b) of Regulation G since the ratios imply that the principal loss discounts are available to absorb credit losses on non-acquired loans. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance. Therefore, please remove these non-GAAP financial measures in future filings.

Company Response

We appreciate the Staff’s comment and will amend our future filings as noted in our response below to remove the ratio from future filings.

The loans acquired as part of the OneWest Bank (“OWB”) acquisition were recorded at fair value at the time of acquisition and had a significant purchase discount on purchase credit impaired (“PCI”) loans, and at the acquisition date, no recorded allowance for loan losses. For PCI loans, a portion of the discount attributable to embedded credit losses of both principal, which we refer to as “principal loss discount,” and future interest was recorded as a non-accretable discount and is utilized as such losses occur. We have provided the loss coverage

CIT Group Inc.	Tel: 212-771-9444
11 West 42nd Street	John.Fawcett@cit.com
New York, NY 10036

ratios in accordance with GAAP, in addition to the non-GAAP ratios including the principal loss discount. The purpose of providing investors with the non-GAAP disclosures was to give investors a similar view on how CIT evaluates its overall credit loss coverage. Effectively, the principal loss discount is available to reduce potential losses on the PCI portfolio. As such, we believe this disclosure provides investors with a meaningful and more holistic view of the available credit loss coverage on our loans, especially given that PCI loans are a substantial portion of our overall loan loss exposure following the OWB acquisition.

Although we believe the disclosure provides investors with a meaningful and more holistic view of the available credit loss coverage on our loans, in light of the Staff’s comment, we will revise our future filings, beginning with our Form 10-Q for the quarter ended June 30, 2017, to remove, in “Management’s Discussion and Analysis – Credit Metrics”, the allowance for loan losses plus principal loss discount as a percentage of finance receivables ratio disclosures for both the commercial and consumer portfolios.

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The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commissioner or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter, please call Ed Sperling, Executive Vice President & Controller, at (973) 740-5329, or the undersigned at (212) 771-9444.

Sincerely,

/s/ John Fawcett

John Fawcett

Executive Vice President &

Chief Financial Officer